Exhibit 99.1

Evogene Announces the Appointment of Nir Nimrodi as the New
Chairperson of the Board, Effective March 5, 2025

Mr. Nir Nirmodi is Replacing Ms. Sarit Firon, who will Continue Serving as a Member of the Board

Rehovot, Israel – March 6, 2025 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize life-science-based product discovery and development, today announced the appointment of Mr. Nir Nimrodi as the new Chairperson of the Board, succeeding Ms. Sarit Firon, who has held the position since August 2021. Ms. Firon will continue to serve as a member of the Board.

As Evogene progresses toward key milestones across its subsidiaries and programs, Mr. Nimrodi’s extensive experience in scaling life sciences businesses and driving growth makes him well-suited to guide the company’s next phase. His leadership will strengthen ongoing efforts and build upon the solid foundation established under Ms. Firon’s tenure. Mr. Nimrodi, a member of the Evogene Board since September 2022, brings over two decades of extensive international experience across both start-ups and large global organizations within the life sciences, pharmaceutical, and biotechnology sectors.

"On behalf of Evogene, I am pleased to welcome Nir Nimrodi as the new Chairperson of the Board," said Ofer Haviv, President and CEO of Evogene. "Mr. Nimrodi has been actively engaged in Evogene's activities since 2020, initially serving as a special advisor to the Board, and subsequently as a member. With his appointment as Chairperson, I look forward to collaborating closely with him as Evogene continues on its journey. I would also like to express my gratitude to Sarit Firon for her invaluable contributions as Chairperson, and I am pleased that she will continue to support Evogene in her role as a Board member."

"I am excited about the opportunities ahead for Evogene," said Nir Nimrodi. "Several of the company’s assets have the potential to create significant value for Evogene and its shareholders, and I am committed to focusing on strategies that will unlock this value starting this year. Additionally, Evogene has been leveraging advanced computational capabilities to drive product innovation for the past two decades. With the growing potential of AI, a field in which Evogene is already a natural leader, we intend to further harness our expertise to advance the drug discovery process and enhance the value we bring to this space."

In addition, Evogene’s President and CEO, Mr. Ofer Haviv, will join as member of the Board, and will remain in office until the earlier of the first annual or special general meeting of shareholders following his appointment.

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI.  Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its four subsidiaries including:

1.     Casterra Ag Ltd. (www.casterra.co)– developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

2.     Lavie Bio Ltd. (www.lavie-bio.com) - developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

3.     AgPlenus Ltd. (www.agplenus.com) -developing next generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI; and

4.     Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;
For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when it discusses the belief that the company’s assets have the potential to create significant value for the Company and its shareholders and the success of advancing the drug discovery process. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:

ir@evogene.com

Tel: +972-8-9311901